UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2020

Commission File Number 0-30314

PORTAGE BIOTECH INC.

(Translation of registrant's name into English)

6 Adelaide St. East, Suite 300, Toronto, Ontario, Canada M5C 1H6

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X]   Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82- ____________

PORTAGE ANNOUNCES NON-BROKERED PRIVATE PLACEMENT

•Supports advancement of its immune-oncology programs

•Enables portfolio expansion/product acquisitions

•Intention to proceed with consolidation (reverse stock split)

Toronto, ON – (May 25, 2020) - Portage Biotech Inc. (CSE: PBT.U, OTC Markets: PTGEF) (“Portage” or the “Company”) wishes to announce that, in addition to completing its previously approved plan to consolidate (reverse stock split) its common shares, it will be conducting a non-brokered private placement of post-consolidation common shares for gross proceeds of up to US$10,000,000 (the “Offering”) at a price of US$10.00 per post-consolidated common share (the “Offering Price”). The Offering Price is based on a 20 day weighted moving average of the common shares on the CSE less a 10% discount. The Offering may close in one or more tranches at the discretion of the Company. The Company also has the discretion to increase the maximum offering amount by up to 10% to cover over-subscriptions.

Two of the Company's directors, Dr. Gregory Bailey and Mr. James Mellon, have agreed to provide standby commitments in respect of the Offering by subscribing for that portion of the Offering not otherwise subscribed for by outside investors, up to an aggregate of US$2,000,000. This commitment would be reduced if the Offering is oversubscribed.

Ian B. Walters, MD, CEO of Portage, said “this financing expands our investor base while existing investors continue to support the mission. As released recently, several portfolio companies have achieved development milestones and we are advancing products into human testing requiring more funding. Our discussions with institutional investors and banks have necessitated the consolidation in an effort to prepare for movement to a senior exchange. We are excited by the prospects that this financing will bring for the future growth of Portage and its shareholders.”

This Offering is only open to residents of the United States and Canada who are “Accredited Investors” as defined under applicable securities legislation in the United States and Canada and for accredited investors in other international jurisdictions pursuant to applicable exemptions from prospectus and registration requirements. The minimum subscription amount is US$25,000 per investor. Accredited investors who are interested in participating may obtain offering materials from Ian Walters, CEO, at Ian@portagebiotech.com.

The net proceeds of the Offering will be used for a number of different purposes including: (i) further development of the Company’s immune-oncology portfolio towards clinical testing; (ii) the formation of one to two new companies; and (iii) enable the Company to pursue an additional listing of its common shares on a senior stock exchange.

Prior to and as a condition of closing, the Company will be completing, subject to CSE approval, a consolidation (the “Consolidation”) (also known as a reverse stock split) of its issued and outstanding common shares on the basis of 100 pre-consolidation common shares for each post-consolidation common share. The Consolidation was approved by shareholders at an annual meeting held on January 8, 2019 with the consolidation ratio being approved by the directors of the Company on May 19, 2020. More details regarding the effective date of the Consolidation and other relevant information including a new CUSIP number for the post-consolidated common shares will be disclosed in a separate news release.

Closing of a first tranche of the Offering is expected to occur on or about June 8, 2020 (the "Closing") subject to completion of the Consolidation and any regulatory approval including that of the CSE. The Company may pay a finder’s fee on the non-insider portion of the Offering within the amount permitted by the policies of the CSE. The potential issuance of any securities to Messrs. Bailey and Mellon at the closing of the Offering will be considered related party transactions within the meaning of Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions ("MI 61-101"). The Company intends to rely on appropriate exemptions from the formal valuation and minority shareholder approval requirements of MI 61-101 in respect of any insider participation.

All securities issued in connection with the Offering will be subject to a statutory hold period of four months plus a day from the date of issuance in accordance with applicable securities legislation.

About Portage Biotech Inc.

Portage is a unique entity in the world of biotechnology, enabling research and development to produce more clinical programs and maximize potential returns by eliminating typical overhead costs associated with many biotechnology companies. We nurture the creation of early- to mid-stage, first- and best-in-class therapies for a variety of cancers, by providing funding, strategic business and clinical counsel, and shared services, to enable efficient, turnkey execution of commercially-informed development plans. Our portfolio encompasses nine subsidiary companies whose products or technologies have established scientific rationales, including intratumorals, nanoparticles, liposomes, aptamers, cell penetrating peptides, and virus-like particles. In collaboration with our subsidiaries, we create viable product development strategies, to cost-effectively deliver best-in-class R&D, clinical trial design, and financial and project management, to ultimately build value and support commercial potential.

Forward-Looking Statements

This news release contains statements about the Company’s information that are forward-looking in nature and, as a result, are subject to certain risks and uncertainties. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, undue reliance should not be placed on them as actual results may differ materially from the forward-looking statements. The forward-looking statements contained in this news release are made as of the date hereof, and the Company undertakes no obligation to update publicly or revise any forward-looking statements or information, except as required by law.

Neither the Canadian Securities Exchange nor its Market Regulator (as that term is defined in the policies of the Canadian Securities Exchange) accepts responsibility for the adequacy or accuracy of this release. We seek Safe Harbor.

FOR MORE INFORMATION, PLEASE CONTACT:

Contact:	Ian B. Walters, MD, Chief Executive
Tel.:	203.221.7378
Email:	ian@portagebiotech.com
Website:	www.portagebiotech.com

Media:

Solebury Trout
Contact:	Joshua Mansbach
Tel.:	1.646.378.2964
Email:	jmansbach@soleburytrout.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 26, 2020

PORTAGE BIOTECH INC.

By: /s/ Ian Walters

Ian Walters MD

Chief Executive Office